---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                                OMB Number:           3235-0145
                                                Expires:       October 31, 2002
                                                Estimated average burden
                                                hours per response .......14.90
                                               ---------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                RSI Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     749927
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   RSI Systems, Inc.  Attn: James Hanzlik, CFO
               5593 West 78th Street, Edina, MN 55439 612-896-3020
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                November 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

CUSIP No. 749927
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1.       Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).


         Alan C. Phillips & Delores V. Phillips, Rev. Trust U/A Dtd 10-22-93
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         Securities acquired through conversion of trade accounts payable owed to affiliate, into Common Stock

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization       USA


--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power        823,478
Shares Bene-      --------------------------------------------------------------
ficially
Owned by Each     8.       Shared Voting Power
Reporting         --------------------------------------------------------------
Person With
                  9.       Sole Dispositive Power   823,478
                  --------------------------------------------------------------

                  10.      Shared Dispositive Power
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person   823,478


--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   9.4%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

                                    00 (REV. TRUST)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 749927
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

RSI Common Stock, $.01 par value
RSI Systems, Inc.
5593 West 78th St.
Minneapolis, MN 55439

Item 2.  Identity and Background

(a)      Alan C. and Delores V. Phillips, Rev. Trust

(b)      Alan C. Phillips Rev. Trust
         c/o Alan C. Phillips
         PO Box 246
         Anoka, MN 55303

(c)      Investor

         Alan C. and Delores V. Phillips Rev. Trust
         PO Box 246
         Anoka, MN 55303

(d)      None

(e)      None

(f)      N/A, Rev. Trust is not an individual.

Item 3.  Source and Amount of Funds and Other Consideration

All funds used in making purchases in RSI Systems, Inc. Common Stock have been from the conversion of certain trade accounts payable due to an affiliate, Altron, Inc. by RSI Systems, Inc.

                                  SCHEDULE 13D

CUSIP No. 749927
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction

The purpose of the acquisitions RSI Systems, Inc. Common Stock has been for investment purposes.

a)       None
b)       None
c)       None
d)       None
e)       None
f)       None
g)       None
h)       None
i)       None
j)       None

Item 5.  Interest in Securities of the Issuer

a)       Aggregate number of shares owned - 823,477
         Percentage beneficially owned - 9.4%

b)       Sole power to vote - 823,477 shares
         Sole power to dispose - 823,477 shares

c)       Transactions summary, last 60 days:

         1) Alan C. and Delores V. Phillips Rev. Trust
         2) June 30, 2000
         3) 81,178 shares acquired
         4) $.3984 per share
         5) Conversion of certain trade accounts payable due to an affiliate, Altron, Inc. from RSI Systems, Inc.

         1) Alan C. and Delores V. Phillips Rev. Trust
         2) June 30, 2000
         3) 325,000 shares acquired
         4) $.40 per share
         5) Conversion of certain trade accounts payable due to an affiliate, Altron, Inc. from RSI Systems, Inc.

d)       None

e)       Not applicable

                                  SCHEDULE 13D

CUSIP No. 749927
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits

None


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2000

/s/ Alan C. Phillips

Alan C. Phillips for Alan C. and Delores V. Phillips Rev. Trust